EPOCH HOLDING CORPORATION
640 Fifth Avenue, 18th Floor
New York, New York 10019

March 13, 2008

VIA EDGAR TRANSMISSION
AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief

Re:	Epoch Holding Corporation
Form 10-K for fiscal year ended June 30, 2007
Filed September 13, 2007
File No. 1-32380

Dear Mr. O’Brien:

We are writing in response to your letter dated February 29, 2008 (the “Comment Letter”) setting forth comments of the Staff (“the Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) to Epoch Holding Corporation, a Delaware corporation (“Epoch” or the “Company”), with respect to Epoch’s (i) Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the “10-K”) and (ii) the Definitive Proxy Statement on Schedule 14A filed October 29, 2007 (the “Proxy Statement”). For your convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbered paragraphs in the Comment Letter) and Epoch’s responses have been set forth below in italics.

Form 10-K for the Fiscal Year Ended June 30, 2007

Operations and Products, page 4

1.	Tabular disclosure on page 5 presents each product’s composite returns “before management fees.” Please also disclose in future filings each product’s returns after management fees.

The Company will refine its disclosure in future filings to provide each product’s returns after management fees.

2.
Please clarify in future filings whether the tabular disclosure on page 6 showing each of Epoch-sponsored mutual funds performance and return as measured against their applicable benchmarks represents returns on a “gross” basis or a “net” basis. If the disclosure represents returns on a gross basis, in future filings please also include the returns on a net basis.

The tabular disclosure presented on page 6 represents returns of the Epoch-sponsored mutual funds on a “net” of management fee basis. The Company will clarify its disclosure to indicate such in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.
We note the risk factor disclosure on page 11 of your Form 10-K that “The Company’s revenue is particularly sensitive to fluctuations in the Company’s AUM. Asset management fees are often based on AUM as of the end of a quarter or month. As a result, a reduction in assets at the end of a quarter or month (as a result of market depreciation, withdrawals or otherwise) will result in a decrease in management fees.” We also note the disclosure that fee income may also be calculated based on daily net asset values (page 5). The existing MD&A disclosures address quarter-end fluctuations in AUM. However, the disclosures do not clearly inform readers about the extent to which average daily AUM has fluctuated both during and between the periods presented. With a view towards expanded disclosures in future filings, please tell us, for each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, what the average daily AUM was for the funds where your fees are calculated based on daily net asset values. Please also quantify the fee income recognized each quarter on these funds. If a material amount of fees are earned based on daily AUM, then it would appear that the variances in such fee income could be more clearly explained in MD&A by referencing the corresponding changes in average daily AUM instead of quarter-end AUM. See Section 501.12.b.1 of the Financial Reporting Codification.

For each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, the average daily AUM for the funds where our fees are calculated based upon daily net asset values was $4.3 billion, $2.2 billion, $4.3 billion and $2.6 billion, respectively. The fee income recognized each quarter on these funds was $4.3 million, $2.1 million, $4.7 million and $2.5 million, respectively. Approximately 55% of fees are earned from funds where our fees are calculated based upon daily net asset values. The Company will clarify its disclosure in MD&A in future filings to more clearly explain the impact that variances in daily average AUM may have on fee income.

4.
Further, please tell us, for each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, what the combined daily average AUM was for all funds. If this data reflects any material differences from the quarter-ending AUM balances highlighted in the corresponding Form 10-Q’s, then it would appear that expanded disclosure in future filings would clarify for readers the extent to which revenues have historically been materially impacted by activity occurring at or near the end of the quarter. It would appear that such disclosure is necessary for readers to fully understand the inherent risk. In this regard, the risk factor disclosure advises that such a material impact is possible, but it is not clear whether such a material impact has actually occurred in any of the periods presented. At a minimum, it would appear that the risk factor and/or MD&A should clarify for readers the extent to which quarter-end activity has had a material positive or adverse impact on quarterly or annual operating results. Further, any material changes in the relationship between average daily AUM and quarter-ending AUM during the periods presented should be disclosed and the implications clearly explained. See Section 501.12.b.4 of the Financial Reporting Codification.

For each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, the average daily AUM for the funds where our fees are calculated based upon daily net asset values was $4.3 billion, $2.2 billion, $4.3 billion and $2.6 billion, respectively. The quarter-ending AUM balances of those funds for each of those quarters were $4.3 billion, $2.3 billion, $4.3 billion and $2.7 billion, respectively. No material impact to quarterly revenues or operating results arose during those periods as a result of differences between the average daily AUM for the funds where our fees are calculated based upon daily net asset values and the quarter-ending AUM for those funds. The Company will clarify the risk factor and/or MD&A disclosure in future filings.

Disclosure Controls and Procedures, page 43

5.	In future Form 10-K filings, please disclose your evaluation for the fiscal year ended rather than for the quarter as currently presented.

In future Form 10-K filings, the Company will disclose its evaluation for the fiscal year ended rather than for the quarter as currently presented.

Signatures

6.
Epoch’s controller or principal accounting officer also must sign the Form 10-K. Where one person occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, he must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) of General Instructions D(2) of Form 10-K, and revise in future filings.

The Company’s Chief Financial Officer is the Company’s principal accounting officer. In future filings, the additional title of principal accounting officer will be added to the signature line to clearly indicate that the Chief Financial Officer is also signing in that capacity.

Definitive 14A filed October 29, 2007

Proposal 1 - Election of Directors, page 10

7.
Describe briefly in future filings in the biographical paragraphs of Messrs. William W. Priest, Enrique R. Arzac, and Peter A. Flaherty their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

In future Proxy Statement filings the Company will modify the biographical paragraphs for Messrs. Priest, Arzac, and Flaherty, including specific dates, to clarify their business experience during the past five years.

Benchmarking Against Our Peer Group, page 19

8.	Please identify in future filings each company included in Epoch’s peer group.

The Company will identify the companies included in its peer group in future Proxy Statement filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any member of the Staff require additional information or wish to discuss any of our responses to the Comment Letter, please do not hesitate to contact me at (212) 400-4708. If you wish to comment in writing, please send such comment to me by facsimile at (212) 937-4660.

Sincerely,

/s/ Adam Borak

Adam Borak
Chief Financial Officer and Principal Accounting Officer
Epoch Holding Corporation

cc:	Ms. Tracey McKoy, Securities and Exchange Commission
Mr. Ed Kelly, Securities and Exchange Commission
Mr. William W. Priest, CEO Epoch Holding Corporation